Exhibit 12

Alliance One International, Inc. and Subsidiaries

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,
(in thousands)	2010	2009	2008	2007	2006

Pretax income from continuing operations	$ 74,192	$ 109,332	$ 2,046	$ 13,086	$(442,088)

Distributed income of equity investees	430	-	311	109	-

Fixed charges	118,603	102,545	106,457	109,834	112,796

Earnings	$193,225	$211,877	$108,814	$123,029	$(329,292)

Interest	109,410	97,854	102,866	103,436	107,258

Amortization of charges and other	9,193	4,691	3,591	6,398	5,538

Fixed Charges	$118,603	$102,545	$106,457	$109,834	$ 112,796

Ratio of Earnings to Fixed Charges	1.63	2.07	1.02	1.12	N/A

Coverage Deficiency	N/A	N/A	N/A	N/A	$ 442,088